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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 CRANDON BLVD, STE 167
(No. and Street)

KEY BISCAYNE	FL	33149
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL NELSON (305) 365-0527
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANCOCK, ASKEW & CO., LLP
(Name – *if individual, state last, first, middle name*)

325 ALMERIA AVENUE	CORAL GABLES	FL	33134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. JOHN DEVANEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED CAPITAL MARKETS INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Michael Nelson
My Commission GG 312760
Expires 05/04/2023

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED CAPITAL MARKETS, INC.

Financial Statements
and
Independent Auditor's Report
Year Ended December 31, 2019

United Capital Markets, Inc.

Contents

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

Report of Independent Registered Public Accounting Firm

The Stockholder
United Capital Markets, Inc.
Key Biscayne, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Hancock Askew + Co., LLP

Coral Gables, Florida
February 28, 2020

United Capital Markets, Inc.

Statement of Financial Condition

December 31,		**2019**
ASSETS		
Cash and cash equivalents	$	**5,772**
Deposits with clearing organization		**500,001**
Securities owned at fair value		**685,128**
Property and equipment, (net of accumulated depreciation of $68,368)		**11,002**
Prepaid expenses and other assets		**117,667**
Total assets	$	**1,319,570**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	**99,646**
Due to clearing organizations		**340,889**
Due to related parties		**39,735**
Total liabilities		**480,270**
Stockholder's equity		
Common stock, no par value 2,000 shares authorized, 100 shares issued and outstanding		**6,000**
Additional paid-in capital		**88,914,062**
Accumulated deficit		**(88,080,762)**
Total stockholder's equity		**839,300**
Total liabilities and stockholder's equity	$	**1,319,570**

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Organization

United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets equity securities, fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its office located in Florida.

The Company clears its securities transactions on a fully disclosed basis through Axos Clearing, LLC (the "clearing organization").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all financial instruments having an original maturity date of ninety days or less to be cash equivalents.

Securities Transactions

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of operations. Fair value is generally based on published market prices or other relevant factors including independent price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows. Profit and loss arising from all investment transactions entered into for the account and risk of the Company as well as related commission expenses are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

1. Summary of Significant Accounting Policies (cont.)

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606 Revenue from Contracts with Customers ("ASC Topic 606"), as amended. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company's trading revenue is comprised of gains and losses resulting from the sale of investment securities. These gains and losses are recorded on a trade date basis. Accordingly, all related performance obligations related to the sale transaction are considered completed at trade date. The Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company.

Interest income is recorded on an accrual basis. Margin Interest is recognized in accordance with our customer agreements.

1. Summary of Significant Accounting Policies (cont.)

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

Interest Income

Interest income is earned from the underlying securities owned, the deposits with the clearing organization, and collateralized financing transactions and are accounted for on an accrual basis.

Interest Expense

Interest expense is incurred on the Company's financing of its proprietary inventory. Such interest expense is accounted for on an accrual basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income or loss is included in its Parent's tax return. The Parent is a Subchapter S corporation which is 100% owned by an individual, who is taxed on all of the Company's taxable income, if any. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Parent's federal tax status as a pass-through entity is based on its legal status as an S Corporation. The Company's Parent is not subject to state and local income taxes. As of December 31, 2019, the Company's Parent's federal tax return generally remains open for the last three years.

1. Summary of Significant Accounting Policies (cont.)

Subsequent Events

Management has evaluated subsequent events through February 28, 2020, the date which the financial statements were available for issue.

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize all leases with a term greater than 12 months on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2016-02, Leases, effective January 1, 2019. There was no impact upon adoption as the company's leases are less than 12 months.

2. Fair Value

Accounting Standards Codification ("ASC") 820 *Fair Value Measurements and Disclosures* defines fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

2. Fair Value (cont.)

The following table presents the investments carried on the Statement of Financial Condition by level within the hierarchy as of December 31, 2019.

Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity Securities	$685,128	$685,128	$ -	$ -

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Due to Clearing organizations" on the statement of financial condition. Margin loans payable were $328,868 at December 31 2019. The securities owned are held as collateral against the margin loan.

3. Due to Clearing Organization

Included in the due to the clearing organization are amounts due from or payable to the clearing organization utilized by the Company. The Company's principal source of short-term financing is provided by the clearing organization from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The amounts due from or payable to the clearing organization are payable on demand. As of December 31, 2019 the amounts due to the clearing organization were greater than the amounts receivable from it. Amounts due to the clearing organization at December 31, 2019 was $12,021.

4. Deposits with Clearing Organization

Amounts represent the Company's required cash collateral deposits with the Company's clearing organization. At December 31, 2019, the Company's deposits with a clearing organization were $500,001.

5. Property and Equipment

Property and equipment consists of the following at December 31, 2019:

Equipment	$	**73,727**
Property		**5,643**
Less accumulated depreciation		**(68,368)**
	$	**11,002**

Depreciation expense for the year ended December 31, 2019 was $383.

6. Transactions with Customers

For transactions where the Company's clearing organization extends credit to customers, the clearing organization seeks to control the risks associated with these activities by contractually requiring customers to maintain margin collateral in compliance with various regulatory and clearing organization guidelines.

The Company applies the provisions of the Accounting Standard Codification ("ASC") 460 Guarantees, Including Indirect Guarantees of Indebtedness of Others. ASC 460 provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2019, there were no customer balances maintained at its clearing organization and subject to such indemnification. During 2019, the Company incurred no losses under the terms of this indemnification. In accordance with the margin agreement between the clearing organization and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

For the year ended 2019 the Company had one customer that made up more than 10% of total revenue.

7. Commitments

The Company pays rent for office space under an operating lease with an original term expiring April 30, 2018 and is now month-to-month. The Company was also committed to pay rent on storage space under an operating lease that is month-to-month.

Rent expense on the lease arrangements related to occupancy was approximately $103,633 for the year ended December 31, 2019.

8. Contingencies

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or operating results of the Company.

9. Principal Transactions

The Company's principal transactions by reporting categories, including derivatives, for the year ended December 31, 2019, included the following:

Asset backed securities	$	**255,458**
Equity securities		**89,845**
Corporate bonds		**54,666**
Total principal transactions	$	**399,969**

10. Related Party Transactions

The Company paid its Parent a total of $60,000 for consulting services. Such amounts are included in the statement of operations within professional services fees.

The Company entered into trades of securities with affiliates during 2019 for a total net buy amount of $8,884,303. There was no gain or loss resulting from these trades.

The Company owes its related parties $39,735 for expenses paid on behalf of the company.

The Company received $81,592 of commissions from related party transactions.

11. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2019, the Company had regulatory net capital of $569,704, an excess of $469,704 over the required minimum net capital of $100,000. At December 31, 2019, the Company's percentage of aggregate indebtedness to net capital was 84.30%

A deposit in the amount of $500,001 is held with the clearing organization and is considered an allowable asset in the computation of net capital.